UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransAtlantic Petroleum Ltd.

(Full name of registrant)

(Former name if applicable)

Akmerkez B Blok Kat 5-6 Nispetiye Caddesi 34330 Etiler,

(Address of principal executive office (street and number))

Istanbul, Turkey

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransAtlantic Petroleum Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company’s independent auditor informed the Company that it needs additional time to complete its documentation, audit and review of the Company’s Form 10-K. Unanticipated delays arose in the connection with the preparation of the Company’s Form 10-K and the documentation, audit and review of the Form 10-K by the Company’s independent auditor. The Company intends to file its Form 10-K within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Mecom	(214)	220-4323
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☑    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☑    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the year ended December 31, 2011 and the Company’s ability to file its Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company or its independent auditor of their review of the Company’s Form 10-K and unexpected delays which the Company may incur in connection with the preparation of the Form 10-K.

TransAtlantic Petroleum Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2012	By:	/s/ Jeffrey S. Mecom
		Name:	Jeffrey S. Mecom
		Title:	Vice President and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-K for the year ended December 31, 2011 will contain results of operations that reflect a significant change from the year ended December 31, 2010, due to (i) the Company’s acquisitions of Direct Petroleum Bulgaria EOOD, Direct Petroleum Morocco, Inc., Anschutz Morocco Corporation and Thrace Basin Natural Gas (Turkiye) Corporation and the resulting changes in operations and (ii) the presentation of the Company’s Moroccan segment and oilfield services segment as discontinued operations. Based on information that is available at this time, the Company’s net loss for 2011 is expected to be approximately $113.4 million compared to a net loss of approximately $69.7 million for 2010. The Company cautions that the estimation of net loss is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.